[Letterhead of Sutherland Asbill & Brennan LLP]

June 28, 2010

VIA EDGAR

Mr. Kevin C. Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Full Circle Capital Corporation Registration Statement on Form N-2 Filed April 26, 2010 File No. 333-166302

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by letter dated June 2, 2010 with respect to the Company’s registration statement on Form N-2 (File No. 333-166302), filed with the Commission on April 26, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement, filed with the Commission concurrently herewith.  Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

General

1.
While the registration statement is incomplete, it appears to us that the public shareholders purchasing in this offering will be subject to some degree of dilution.  Thus, it appears that the Legacy Investors will receive some accretion in net asset value per share (“NAV”) as a result of the public offering.  Please address this issue in the context of Big Apple Capital Corporation (pub. avail. May 6, 1982).

Mr. Kevin C. Rupert
June 28, 2010

The Company advises the Staff on a supplemental basis that the Legacy Investors will receive their shares in the Company in exchange for the Legacy Portfolio currently held collectively by the Legacy Funds (Full Circle Partners, LP and Full Circle Fund, Ltd.).  The promoters in Big Apple received their shares for a nominal payment immediately prior to a proposed public offering at a significant premium. In contrast, the Legacy Investors purchased their interests in Full Circle Partners, LP and Full Circle Fund, Ltd. between 2006 and 2008.  In addition, while the public offering price has not been determined, it is not expected to be significantly in excess of the Company’s estimated net asset value per share after completion of the Full Circle Portfolio Acquisition (as was the case in Big Apple), and may, in view of market conditions, actually be less than the estimated net asset value per share. The Company further confirms to the Staff that the Prospectus will be updated to fully disclose any possible dilution to public investors in the event the estimated initial offering price range, once determined, exceeds the Company’s estimated net asset value per share after completion of the Full Circle Portfolio Acquisition.

2.
The Fund has granted the underwriters an option, referred to as the overallotment option, to purchase from certain of the Legacy Investors additional shares of common stock at the public offering price, less underwriting discounts and commissions (sales load).  Therefore, the Fund will not receive any additional proceeds from any exercise of the overallotment option.  In your response letter, please provide detailed answers to the following questions regarding this unusual arrangement.

a)	Which Legacy Investors are providing the shares for the overallotment option?

The Company has revised the cover page of the Prospectus, as well as the sections of the Prospectus entitled “Summary,” “Use of Proceeds,” “Full Circle Portfolio Acquisition” and “Underwriting” in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it no longer contemplates permitting Legacy Investors to sell shares of the Company’s common stock to the underwriters in connection with the underwriters’ over-allotment option.  The Company will instead be obligated under the asset purchase agreement pertaining to the Full Circle Portfolio Acquisition to distribute to the Legacy Funds any net proceeds (after underwriting discounts and commissions and offering-related expenses) received by the Company upon exercise of the over-allotment option.  To the extent the over-allotment option is not exercised, the Company will instead issue additional shares of its common stock to the Legacy Funds upon expiration of the underwriters’ over-allotment option in satisfaction of the subsequent payment obligation set forth in the Asset Purchase Agreement.  A partial exercise of the over-allotment option by the underwriters would result in the proportionate distribution of both cash and stock to the Legacy Funds, depending upon the amount of the shares underlying the over-allotment option that were actually acquired by the underwriters.  Neither the Legacy Funds, nor the Company, will have any discretion with respect to whether cash or stock is used to satisfy the subsequent payment obligation.

b)
Does the Fund bear any expense, directly or indirectly, (underwriting discounts, commissions (sales load), offering costs, or any other related expense) in connection with the proposed overallotment arrangement?  If so, why is the Fund bearing such expenses?  Are all such direct and indirect expenses included in the Fund’s fee table with appropriate disclosure?

Mr. Kevin C. Rupert
June 28, 2010

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis that the Legacy Investors, and not the Company, will indirectly bear the cost of any underwriting discounts and commissions, and offering-related expenses, incurred in connection with the over-allotment option.

c)
Is the closing of the private placement contingent upon the closing of the Fund’s IPO?  Will all shares be issued to accredited investors?  Will this be done in reliance on Section 4(2) of the 1933 Act or Rule 506 of Regulation D?

The Company advises the Staff on a supplemental basis that the Full Circle Portfolio Acquisition will be consummated prior to pricing of the Company’s initial public offering, and therefore will not be contingent upon the closing of such offering.  In addition, each of the Legacy Investors, at the time they acquired their respective interests in the Legacy Funds, was an accredited investor.  Therefore, given the Legacy Investors’ pre-existing relationships with the Company’s principals as well as their accredited investor status, the Company believes that the issuance of shares in connection with the Full Circle Portfolio Acquisition could be accomplished in reliance on either Section 4(2) of the Securities Act or Rule 506 of Regulation D.  However, the Company presently intends to file a Form D under Rule 506 of Regulation D to reflect the issuance of shares in connection with the Full Circle Portfolio Acquisition.

d)
Will the Legacy Investors be participating in the common stock and senior unsecured note issuance (“Distribution Notes”) “with a view to” resell their common shares in the IPO, such that they may be deemed “underwriters”, as defined in Section 2(a)(11) of the 1933 Act?  We note that the Distribution Notes are redeemable at any time, in whole or in part, at a price of 100% of their principal amount, plus accrued and unpaid interest to the date of redemption, and the Fund must use the net cash proceeds from the issuance of any other senior unsecured notes either to redeem or make an offer to purchase the outstanding Distribution Notes at a price of 100% of their principal amount, plus accrued and unpaid interest to the date of redemption.  What Board findings were made in connection with the issuance of the Distribution Notes?  Does the overallotment option merit integration of the Full Circle Portfolio Acquisition and this public offering? Please provide an analysis.

Mr. Kevin C. Rupert
June 28, 2010

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis the Legacy Investors will be subject to a 180-day lock-up period, beginning with the pricing of the Company’s initial public offering, with respect to the shares of the Company’s common stock they receive in the Full Circle Portfolio Acquisition.  All such shares will also bear a restrictive legend prohibiting their transfer other than pursuant to an effective registration statement or an applicable exception under the Securities Act from registration.  As a result, the Company expects any such shares to only be sold in accordance with Rule 144 under the Securities Act, which serves in part as a safe-harbor from Section 2(a)(11).

With respect to the Distribution Notes, the Company advises the Staff on a supplemental basis that such Distribution Notes will only be issued to Legacy Investors who elect to receive them, and will be issued at a principal amount that reflects a significant discount to the aggregate net asset value of the shares such Legacy Investor will forego in exchange for receiving such Distribution Notes.  In short, Legacy Investors electing to receive Distribution Notes will in effect be choosing to receive less value in exchange for a senior debt position.  In the event no Legacy Investors elect to receive Distribution Notes, no Distribution Notes will be issued by the Company.  The Company further advises the Staff on a supplemental basis that the Company, and not the Legacy Investors, will have the right to redeem the Distribution Notes.  In addition, prior to approving the final terms of the Distribution Notes, the Company’s Board of Directors will evaluate the proposed terms of the notes, including the interest rate and term, relative to similar notes issued by other financial companies of similar size.

The Company further advises the Staff on a supplemental basis that it does not believe that integration of the Full Circle Portfolio Acquisition and the Company’s initial public offering would be appropriate in view of the differing purposes of both issuances of common stock and the Staff’s recent guidance regarding integration set forth in Section II.C of Commission Release No. 33-8828.  In particular, under the five-factor test set forth in Rule 502(a) of Regulation D, the issuance of shares in connection with the Full Circle Portfolio Acquisition and the Company’s initial public offering (i) do not represent a single plan of financing, in that no cash proceeds will be received for the shares issued to the Legacy Investors, (ii) do not involve the same type of consideration, as the Legacy Investors will be contributing the Legacy Portfolio while public investors will be paying cash for the Company’s shares, and (iii) are not being made for the same purpose, as the Full Circle Portfolio Acquisition reflects the acquisition of the Legacy Portfolio while the initial public offering is intended to raise cash to permit the Company to operate as a public business development company.

Mr. Kevin C. Rupert
June 28, 2010

In addition, consistent with the Staff’s guidance provided in Section II.C of Commission Release No. 33-8828, the Legacy Investors will make any investment decisions pertaining to the Full Circle Portfolio Acquisition, including with respect to the receipt of shares or Distribution Notes, through their “substantive, pre-existing relationship[s] with the [C]ompany” and its principals, who managed the Legacy Funds, rather than as a result of the Registration Statement pertaining to the Company’s initial public offering.  For the foregoing reasons, the Company believes that the Full Circle Portfolio Acquisition represents a distinct and valid private placement under either Section 4(2) under the Securities Act or Rule 506 under Regulation D, and should not be viewed as being integrated with the Company’s proposed initial public offering.

e)	Are the selling shareholders described as parties to the underwriting in the underwriting agreement?

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis that neither the Legacy Funds, nor any of the Legacy Investors, will be a party to the underwriting agreement pertaining to the Company’s initial public offering.

f)
Where is the disclosure with respect to the conflict that this overallotment option presents between prospective shareholders of the Fund and the Legacy Investors (e.g., selling more Fund shares could result in a lower price per share without any concomitant increase in net proceeds or benefit for the Fund and its shareholders)?

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company has added an additional risk factor in the section of the Prospectus entitled “Risk Factors – Risks Relating to This Offering” in response to the Staff’s comment. The Company also respectfully refers the Staff to the disclosure set forth in footnote 1 on the cover page of the Prospectus in the “Use of Proceeds” section of the Prospectus which indicates that the Company will distribute the net proceeds from any exercise of the over-allotment option to the Legacy Investors.

g)
The overallotment option circumvents a lock-up period for some of the shares that the Legacy Investors obtained in the Full Circle Portfolio Acquisition.  Did any selling shareholders or their affiliates participate in or negotiate for the source of the shares for the overallotment option?  Please explain.

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis that the use of net proceeds from any exercise of the over-allotment option was proposed by the Company’s principals as a means of (i) providing liquidity to the Legacy Investors in view of the 180-day lock-up that would apply to their remaining shares, and (ii) reducing the total overhang represented by the Legacy Investors’ shares subsequent to consummation of the Company’s initial public offering.  None of the Company’s officers will receive any proceeds from any exercise of the over-allotment option.  The structure of the over-allotment option remains a subject of exclusive negotiations between the Company and the underwriters.

Mr. Kevin C. Rupert
June 28, 2010

h)
In the prospectus, please compare the share price that the Legacy Investors obtained in the Full Circle Portfolio Acquisition with the share price they will receive in the overallotment option. Provide an explanation for any differences.

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company has revised the disclosure set forth in the “Dilution” section of the Prospectus in response to the Staff’s comments.  The Company has also revised the disclosure set forth in the section of the Prospectus entitled “Risk Factors – Risks Relating to This Offering” in response to the Staff’s comment.

i)	What legal issues, if any, does the overallotment option as currently structured, present under Section 57 of the 1940 Act?

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis that it does not believe any legal issues arise under Section 57 as a result of the over-allotment option in view of the fact that none of the officers of the Company (or any other persons within the scope of Section 57(b)) will be receiving any of the net proceeds from any exercise of the over-allotment option.  In the event any Legacy Investor that holds sufficient shares to be deemed an affiliate of the Company will receive proceeds from the exercise of the over-allotment option, the Company will comply with the requirements of Section 57(f) with respect to approval of their participation.

j)	Please disclose in the prospectus the specific Board findings as to source of the shares for the overallotment option.

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis that only new shares issued by the Company will be sold to the underwriters upon exercise of the over-allotment option.

k)
When the overallotment is exercised, what is the expected ratio of restricted Fund shares subject to a lock-up compared to the total number of Fund shares then outstanding?  If such “overhang” is material, please disclose prominently that the Fund’s market price may be adversely impacted by subsequent insider sales following the expiration of the lock-up.

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company has revised the sections of the Prospectus entitled “Full Circle Portfolio Acquisition,” “Risk Factors – Risks Relating to This Offering” and “Shares Eligible for Future Sale” in response to the Staff’s comment.

3.	Disclose that the Legacy Investors transaction will be made prior to the N-54A filing, or provide an analysis as to the exemptive relief required, if any.

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the “Full Circle Portfolio Acquisition” section of the Prospectus in response to the Staff’s comment.

Cover Page

4.	Please make prominent (e.g., bold face) the first sentence of the fourth paragraph, which begins: “This is our initial public offering....” See Item 1.1.i. of Form N-2.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

5.	Relocate the immediate dilution disclosure from the sixth paragraph to the fourth paragraph.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

6.	Please do not make prominent (i.e., bold face) the two sentences of the seventh paragraph.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

7.	Delete the last sentence of the last paragraph that precedes the table of contents or revise the disclosure to state that the Fund will update for material changes.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.
What is the significance of the phrase “Consistent with the approach taken by the Legacy Funds”?  Unless the Fund is legally related to the Legacy Funds, we do not understand why there is a reference thereto.  In addition, there are instances throughout the registration statement that favorably discuss Full Circle Partners, LP and Full Circle Fund, Ltd. (“Legacy Funds”) and the investment adviser’s investment team (e.g., page 6) even thought the adviser and the Fund are new. Please revise the disclosure accordingly.

For the reasons set forth below, the Company believes that referencing the experience and approach taken by the investment team in its management of the Legacy Funds is relevant to prospective investors in the Company, and represents appropriate and material disclosure. Specifically, the principals of the Company’s investment adviser, John Stuart and Robert Blum, have managed the Legacy Funds, Full Circle Partners, LP and Full Circle Fund, Ltd., since their inception in 2005 and 2007, respectively.  In addition, the other senior members of Full Circle Advisors’ investment team, Stephen Healey and Michael Sell, also currently assist Messrs. Stuart and Blum in managing the Legacy Funds.  The Company further refers the Staff to the disclosure set forth under the section of the Prospectus entitled “Summary – Full Circle Capital” which notes that the Company was formed for the purpose of continuing and expanding the business of the Legacy Funds.  Therefore, while the Company and its investment adviser are newly-formed entities, the investment team of the Company’s investment adviser, consisting of Messrs. Stuart, Blum, Healey and Sell, have been and will continue to manage the portfolio investments of the Legacy Funds.  In addition, the investment strategy and process this investment team has developed in connection with its management of the Legacy Funds will be implemented in connection with its management of the Company’s portfolio.

Mr. Kevin C. Rupert
June 28, 2010

9.
With respect to the Full Circle Portfolio Acquisition, please disclose the criteria used to select the assets that are to be acquired from the Legacy Funds.  The statement on page 19 that the Full Circle Portfolio Acquisition investments “were selected in part as a result of their performance and risk characteristics” is too vague.  Why are some assets appropriate for the Fund to acquire and other similar assets not being acquired?  Since the assets to be acquired in the Full Circle Portfolio Acquisition are less than all of the Legacy Funds’ assets, disclose the percentage of assets of the Legacy Funds that the Fund will acquire.  Please disclose on a general basis whether there has been any material difference in historic performance between the assets acquired by the Fund and the assets retained by the Legacy Funds.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Full Circle Portfolio Acquisition” in response to the Staff’s comment.

10.
Purchasers in this offering will be entitled to receive the dividend payment recently declared by the Board of Directors.  The disclosure states that the dividend will be paid from post-offering earnings, including interest and capital gains generated by the investment portfolio.  As there is no assurance the Fund will have any earnings post offering whatsoever, we do not understand why it is characterized as a “dividend”.  Moreover, we note that page 10 states that the “dividend payment is contingent upon the completion of our initial public offering.”  Why isn’t this dividend declaration prior to the offering period just simply a return of capital that causes shareholders to pay a sales load on the amount of the distribution?  From a shareholder perspective and in light of the contingency of this public offering, please explain why this is not return of capital. Is this a purchase of a dividend?  Please revise the disclosure accordingly.

The Company has revised the disclosure throughout the Prospectus to refer to the Company’s “initial distribution” rather than its “initial dividend” in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that the distribution to be declared by the Company’s Board of Directors prior to its initial public offering will be based on the expected investment income to be earned on the Legacy Portfolio during the quarter in which the initial public offering is expected to occur.  As noted in the section of the Prospectus entitled “Summary – Initial Distribution,” the amount of the distribution will be appropriately prorated to reflect the actual number of days in the quarter remaining after completion of the initial public offering.  The Company also respectfully refers the Staff to the disclosure included in the section of the Prospectus entitled “Summary – Initial Distribution” which highlights the fact that the initial distribution may constitute a return of capital in the event the Legacy Portfolio fails to generate the level of investment income anticipated by the Company after completion of the initial public offering.

Mr. Kevin C. Rupert
June 28, 2010

11.
Please disclose supplementally whether Full Circle Advisors has completed the investment adviser registration process with the Securities and Exchange Commission under the Investment Advisers Act of 1940.  If not, when will this process be completed?  See page 8.

The Company advises the Staff on a supplemental basis that Full Circle Advisors has initiated the registration process with the Commission under the Advisers Act.  The Company expects such registration process to be completed shortly, but in any event prior to filing of the Company’s election to be regulated as a business development company on Form N-54A.

12.	In the second paragraph, disclose what personnel or entities will perform periodic field exams at the borrower level.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.
Include the percentage of the Fund’s accrued monthly income that will have lockbox control, along with the percentage as calculated by principal amount.  In addition, please explain why the presentation percentage as calculated by principal amount is for the Legacy Funds.  Please revise the disclosure accordingly.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that the current presentation is intended to reflect the lock-box arrangements with borrowers in the Legacy Portfolio (that portion of the Legacy Funds that will be acquired by the Company in the Full Circle Portfolio Acquisition), which is presently held by the Legacy Funds, rather than the Company.

Mr. Kevin C. Rupert
June 28, 2010

14.
Please include as a risk factor a statement to the effect that any rise in overall interest rates will likely have the effect of making it easier for the adviser to receive income incentive fees, without a concomitant increase in performance.

The Company has included an additional risk factor under the section of the Prospectus entitled “Risk Factors – Risks Relating to Our Business and Structure” in response to the Staff’s comment, and included a corresponding bullet-point under the section of the Prospectus entitled “Summary – Risk Factors.”

15.	In the sixth bullet point disclose that borrowing will increase the risks of investing.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

16.
Disclose that the incentive fee structure of the Fund and the calculation of the base management fee on gross assets give the Fund’s investment adviser an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so.

The Company has revised the disclosure under the section of the Prospectus entitled “Risk Factors – Risks Relating to Our Business and Structure” in response to the Staff’s comment, and included a corresponding bullet-point under the section of the Prospectus entitled “Summary – Risk Factors.”

17.	In the eleventh bullet point disclose that shares of business development companies often trade below net asset value.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

18.
The Fund intends to use some of the offering proceeds to reduce borrowings under the New Credit Facility, including amounts borrowed in connection with the assumption of the debt outstanding under the Legacy Credit Facilities.  Please disclose the amount of net proceeds that will be used to reduce outstanding borrowings under the new credit facility.  Did Legacy Investors have any liability in any way on the Legacy Credit Facilities?  If the intent was ultimately to reduce Fund leverage, why wasn’t some portion of the Legacy Funds assets sold to settle the debts before the Fund acquired the assets and liabilities?  Was this alternative considered by the Fund’s Board of Directors?  Will the Fund be in compliance with the leverage requirements for BDCs when it requests to be declared effective and when it files its N-54A?

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the disclosure under the sections of the Prospectus entitled “Summary – The Offering – Use of Proceeds” and “Use of Proceeds” in response to the Staff’s comment.  The Company respectfully advises the Staff that any immediate repayment of amounts under the New Credit Facility would be temporary. Such repayment would increase borrowings available under the New Credit Facility which could then be used by the Company for the purpose of making additional portfolio investments.  Specifically, the Company’s intent is not to permanently reduce the amount of leverage below what was historically carried by the Legacy Funds.  The Company would expect to borrow additional amounts under the New Credit Facility, including amounts repaid with proceeds from its initial public offering, as attractive portfolio investments become available.  Given that interest must be paid on outstanding borrowings under the New Credit Facility, however, the Company may deem it more appropriate from an economic standpoint to repay certain outstanding amounts under the New Credit Facility on a temporary basis using proceeds of the Company’s initial public offering, rather than retain the cash on hand waiting for prospective portfolio investments.

In addition, the Company advises the Staff on a supplemental basis that the Legacy Funds, rather than the Legacy Investors themselves, were liable for borrowings under the Legacy Credit Facilities.  The Company further confirms to the Staff that the Company will be in compliance with the leverage requirements applicable to business development companies at the time it files its election to be regulated as a business development company on Form N-54A.

19.
Since page 18 states the Fund is acquiring only a portion of the Legacy Funds, will the unacquired assets be leveraged at the same rate as the assets which the Fund is acquiring?  If not, the simple and accurate arithmetic determination of liabilities and the more complex and judgmental fair valuing of assets should be explained as it applies to the Full Circle Portfolio Acquisition (e.g., fair value of assets in a leveraged fund can be more problematic than fair value of assets in a non-leveraged fund).  Is the interest rate on the debt the Fund will acquire in the Full Circle Portfolio Acquisition the same as the interest rate on the debt the Fund does not acquire?  Please explain.

The Company advises the Staff on a supplemental basis that the current Legacy Credit Facilities are secured by assets included in the Legacy Portfolio that will be acquired by the Company in connection with the Full Circle Portfolio Acquisition.  As a result, the Legacy Funds will no longer be leveraged after completion of the Full Circle Portfolio Acquisition.  The Company respectfully disagrees with the Staff’s assumption that the determination of the fair value of investments differs between leveraged versus non-leveraged portfolios.  Specifically, the Company believes that the fair value of an investment should be determined without regard to whether such investment was acquired using leverage.  In addition, the Company does not currently intend to fair value its outstanding debt.

Mr. Kevin C. Rupert
June 28, 2010

While the Company expects the New Credit Facility to be on substantially similar, if not better, terms than the Legacy Credit Facilities, the final interest rate and other terms of the New Credit Facility remain subject to further negotiations.  Such final terms are expected to be included in the Prospectus in the Company’s next amendment to the Registration Statement. The Company further refers the Staff to the disclosure set forth in the section of the Prospectus entitled “Full Circle Portfolio Acquisition,” which sets forth the value of the Legacy Portfolio being acquired on a fair value basis, as well as the total amount of outstanding debt the Company will assume from the Legacy Credit Facilities in connection with the acquisition of the Legacy Portfolio.  The above-referenced disclosure also notes the estimated net asset value per share of the Company immediately following the Full Circle Portfolio Acquisition, reflecting the fair value of the assets acquired and the debt assumed in connection therewith.

20.
On page 11, the Fund states that its investment adviser will reduce its fee by an amount that exceeds 1.50% of the Fund’s gross assets.  Page 9 states that until the Fund invests the offering proceeds in six to nine months, it will invest in Government securities and other high quality investments.  Returns for these proposed investments are such that, in conjunction with even the base management fee, the Fund may likely lose money until it becomes fully invested.  Please revise the risk disclosure accordingly.

The Company advises the Staff on a supplemental basis that it expects the investment income generated by the Legacy Portfolio the Company will acquire immediately prior to its initial public offering to exceed the amount of the base management fee payable to its investment adviser.  Further, the Company intends to use a portion of the proceeds of its initial public offering to temporarily repay outstanding debt, rather than retain such proceeds in the form of temporary investments.  As a result, the Company respectfully disagrees with the Staff’s assertion that the Company may likely lose money until the proceeds of its initial public offering have been fully invested.

21.
Please explain the meaning of the first sentence under the “Leverage” caption.  Why would the Fund actively borrow before the proceeds of this offering are fully invested?  Is the Fund considering the Full Circle Portfolio Acquisition and the leverage acquired in that transaction, or is the Fund contemplating new leverage?  Revise the disclosure as needed.

The Company has revised the above-reference disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it is not presently contemplating any additional forms of leverage other than the New Credit Facility and the Distribution Notes, prior to fully investing the proceeds of this offering.

22.	Please disclose the maximum amount that the Fund may borrow or leverage.

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the above-reference disclosure in response to the Staff’s comment.

23.	After the term “Incentive fees payable under our investment advisory agreement” in the body of the fee table insert the parenthetical (“20% of income and realized capital gains”).

The Company believes that the requested disclosure may be misleading, in view of the detailed discussion of the calculation of both the income and capital gains incentive fees set forth in footnote 5 of the “Fees and Expenses” section of the Prospectus.  Specifically, the requested parenthetical does not provide investors with an understanding of the hurdle rate or the catch-up provision that applies to the income incentive fee, nor does it explain that unrealized depreciation is counted when determining realized capital gains for purposes of the capital gains incentive fee calculation.  The Company therefore respectfully requests that it not be required to make the requested revision to the “Fees and Expenses” section of the Prospectus.

24.
The term “Acquired fund fees and expenses” and footnote (8) should be omitted from the body of the fee table as the Fund asserts this fee will not be incurred because it has no expectation of making such investments.

The Company has revised footnote (8) to the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that the Legacy Funds presently hold limited partnership interests in an underlying investment fund vehicle. As such, the “Acquired fund fees and expenses” amount reflects the estimated fees and expenses the Company expects that it will pay to the investment fund during the Company's first year of operations after the completion of this offering.

25.
As the body of the fee table will present the base management fee as a percentage of net assets attributable to common stock, footnote (4) should also disclose the contractual 1.75% base management fee.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

26.
The base management fee under the Investment Advisory Agreement is based on gross assets, which is defined as all the assets of the Fund, including those acquired using borrowings for investment purposes.  Please explain how the calculation is made to present the fee as a percentage of net assets attributable to common stock.  Please include some discussion of leverage and disclose that debt and preferred shares are not allocated expenses, such as advisory fees.  Disclose that all estimated leverage costs the Fund will incur during the coming year are included in the fee table.

The Company has revised the disclosure set forth in footnotes 4 and 6 to the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

27.	In the parenthetical of the last bullet point in footnote (5), substitute the word “paid” for the word “allocated”.

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

28.	The disclosure in footnote (5) appears to be inconsistent with the “Use of Proceeds” disclosure on page 9. Conform the disclosure. See comment 18 above.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

29.	Provide a cross reference in footnote (6) to the narrative section describing all material terms of the Distribution Notes.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

30.	Delete the parentheticals for “(estimated)” in the body of the fee table. Interest expense should also be included as an estimate in footnote (7).

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

31.
We believe that the Example should present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).  The Fund’s incentive fees are material and we believe it is unreasonable to simply ignore such fees because the example is premised on a return so low that the incentive fee structure would be inoperative.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

32.	Please disclose that the Fund’s fair value policies are in writing.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Risk Factors – Risks Relating to Our Business and Structure” in response to the Staff’s comment.

33.
Please clarify that any reimbursement to Full Circle Advisors for expenses discussed in the first sentence of the third paragraph will not be for any performance related compensation for its employees.

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

34.
Please revise the disclosure to explain how the conflicts identified in the last sentence of the first and third paragraphs will be resolved to protect shareholder interests.  Are there written procedures that have been formally adopted?  Is there an officer designated to rule on such conflicts?  Please disclose appropriate details.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

35.	Please provide a side by side comparison of the material factors of New Credit Facility and the Distribution Notes.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Risk Factors – Risks Relating to Our Business and Structure” in response to the Staff’s comment.

36.	Please include the substance of the last bullet point in the risk summary.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

37.
The disclosure states that “[m]ost of the loans in which we invest will not fully amortize during their lifetime”. Clarify whether the loans are intentionally structured to not amortize, or whether this occurs for another reason. Please disclose the percentage of, and terms of, the Fund’s present portfolio assets that will not be amortized at maturity and the risks thereof (e.g., at maturity, even companies with performing loans may be unable to refinance or repay the unamortized loan balance).

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

38.	After the word “values” in the fourth sentence of the last paragraph, insert the phrase “regardless of sales load, underwriting discounts, and offering expenses”.

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

39.
The first sentence of the last paragraph is incorrect inasmuch as all common stock issued to Legacy Investors is not subject to a lockup period (some stock may be purportedly sold in the overallotment option).  Revise the disclosure accordingly.

The Company respectfully refers the Staff to the Company’s response to Comment 2(a) set forth above.  In addition, the Company advises the Staff on a supplemental basis that only new shares issued by the Company will be sold to the underwriters upon exercise of the over-allotment option.

40.
In your response letter please provide the basis for permitting Ladenburg Thalmann & Co. Inc. to shorten the 180 days lock-up period, subject to Rule 144 under the 1933 Act.  Disclose the benefits the Fund and its public shareholders receive from a shortened lock-up period and how such benefits will be considered by Ladenburg Thalmann & Co. Inc. in deciding to shorten the lock-up period.  Disclose the role of the Fund’s Board of Directors (including the disinterested directors) in this decision.

The Company advises the Staff on a supplemental basis that Ladenburg Thalmann & Co Inc. (“Ladenburg”) has advised the Company that it does not currently anticipate granting any waivers under the lock-up agreements and does not currently foresee a situation in which it might do so in the absence of a holder’s hardship.

Given the fact that the shares to be received by the Legacy Investors in connection with the Full Circle Portfolio Acquisition will be subject to the six-month holding period and other restrictions imposed under Rule 144 under the Securities Act, the Company does not anticipate that Ladenburg will grant waivers under any lock-up agreements to the Legacy Investors. In addition, the Company further advises the Staff that Ladenburg alone will retain the authority to grant or deny waivers under any lock-up agreement.  Neither the Company’s Board of Directors nor its investment adviser or management team will have any role in determining whether or not to grant a waiver request.

41.
Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

The Company advises the Staff on a supplemental basis that it is aware of the reporting requirements applicable to its officers, directors and 10% beneficial owners under Section 16 of the Exchange Act, and that it expects such persons to file an initial Form 3 indicating their ownership position on the day of effectiveness of the Registration Statement, at which time the Company will formally become registered as a public company under Section 12 of the Exchange Act.

Mr. Kevin C. Rupert
June 28, 2010

42.
In the last paragraph the disclosure states:  “You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus”.  Please revise this disclosure to make clear that the Fund has a continuing obligation to update the prospectus during the offering period to reflect material changes.  See comment 7 above.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

43.
The first sentence of the third paragraph statement “[t]o the extent we have income available, we intend to distribute quarterly dividends…,” appears to be inconsistent with the Fund’s stated intent to make its first dividend distribution contingent on the completion of the public offering. See comment 10 above.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

44.	Please disclose that an income incentive fee may not be charged on distributions that are characterized as a return of capital.

The Company advises the Staff on a supplemental basis that the income portion of the incentive fee payable under the Company’s Investment Advisory Agreement will be calculated based on the investment income earned by the Company, as described under the section of the Prospectus entitled “Investment Advisory Agreement,” without regard to the level or nature of any distributions made by the Company to its stockholders.  The Company believes disclosure suggesting that its incentive fee is tied to the level of distributions may be misleading to investors.  The Company therefore respectfully requests that the Staff permit the Company to omit the requested statement contained in the Staff’s comment from the disclosure included in the Prospectus.

45.
Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end.  Estimates of the tax characterizations of the Fund’s distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

The Company confirms to the Staff that it intends to provide estimates of the tax characteristics of its cumulative distributions for each fiscal year in its quarterly reports on Form 10-Q filed under the Exchange Act to the extent such cumulative distributions, on an annualized basis, would result in a return of capital to stockholders.

Mr. Kevin C. Rupert
June 28, 2010

46.	The dilution table must be updated to a more current date.

The Company believes that the current disclosure included in the dilution table provides the most appropriate estimate of the potential dilutive effect of the offering based upon the current financial statements included in the Prospectus.  Specifically, the dilution table included in the Prospectus is intended to show the dilutive effect of the offering, if any, based upon the Company’s estimated pro forma net asset value after completion of the Full Circle Portfolio Acquisition.  That pro forma net asset value will in turn be determined in large measure by the determination of the fair value of the investments contained in the Legacy Portfolio as of March 31, 2010, the last quarter for which an unaudited Schedule of Investments will be included in the Prospectus, but will also reflect the value of the assumed debt under the New Credit Facility and the issuance of the Distribution Notes.  To the extent that a June 30, 2010 Schedule of Investments is required to be included in the Prospectus, the Company will update the dilution table to reflect the updated fair value determinations included in that Schedule of Investments.

47.	With respect to the fifth bullet point, are these fees paid under the Fund’s base management fee in the investment advisory agreement? Please explain.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that, consistent with industry practice, the Company will be required to reimburse Full Circle Advisors for any third-party expenses it may incur on the Company’s behalf in connection with making investments for the Company.  Such expense reimbursements will be in addition to the base management fee payable under the Investment Advisory Agreement.

48.	Please explain why the Fund proposes to use the offering proceeds as “cash distributions to holders of our common stock” as discussed in the first sentence of the first full paragraph.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  The Company advises the Staff on a supplemental basis that the above-referenced disclosure refers to funds received from this and future offerings as well as from the Company’s ongoing operations after completion of this offering.

49.
In the fourth and fifth sentences of the first full paragraph, the Fund discusses the conditions of the Distribution Notes.  The Fund’s use of Distribution Notes appears to have maintained the leverage included in the Full Circle Portfolio Acquisition while permitting the Legacy Investors to avoid an equity lock-up or an associated deleveraging.  Disclose whether this structure presents any risk for prospective shareholders.  If so, please provide appropriate disclosure.

Mr. Kevin C. Rupert
June 28, 2010

The Company advises the Staff on a supplemental basis that such Distribution Notes will only be issued to Legacy Investors who elect to receive them, and will be issued at a principal amount that reflects a significant discount to the aggregate net asset value of the shares such Legacy Investor will forego in exchange for receiving such Distribution Notes.  In short, Legacy Investors electing to receive Distribution Notes will in effect be choosing to receive less value in exchange for a senior debt position.  In the event no Legacy Investors elect to receive Distribution Notes, no Distribution Notes will be issued by the Company and the Prospectus will be appropriately revised.  The Company further advises the Staff that the Distribution Notes were not designed with the purpose or intent of maintaining a specific leverage level at the Company.  The Company does not believe that any additional risks, other than the risks typically associated with leverage, are presented by the issuance of the Distribution Notes, which will contain certain terms more favorable to the Company than would likely be available from a third-party senior lender.

50.
In addition, the Distribution Notes are termed “redeemable at any time, in whole or in part, at a price of 100% of their principal amount, plus accrued and unpaid interest.”  What party has the right to demand redemption and what are the risks and consequences of such a demand?  Provide appropriate disclosure, if needed.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  The Company further confirms that the holders of the Distribution Notes will not have a specific right to demand redemption, other than in the narrow circumstances set forth in the Prospectus.

51.
Clearly disclose what impact and risks the Distribution Notes have on the future leverage capabilities of the Fund. For example, if the Distribution Notes have a lower interest rate than what the Fund might obtain in a current borrowing, would the Fund have to repay the Distribution Notes from current borrowing proceeds even though that would not be the optimal method of financing its operations?  Would it even make sense to borrow under this condition?  Please add appropriate disclosure.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Risk Factors – Risks Relating to Our Business and Structure” in response to the Staff’s comment.

52.
What legal issues arise, if any, when the Distribution Notes are redeemed at a price of 100% of their principal amount, plus accrued and unpaid interest, when the fair value of such Distribution Notes is less than the principal amount plus accrued and unpaid interest?  Please explain and add appropriate disclosure.

Mr. Kevin C. Rupert
June 28, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it does not presently intend to fair value its outstanding debt.

53.	Please revise the first sentence of the last paragraph to be consistent with Section 15(a)(3) of the 1940 Act.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

54.	The last sentence of the carryover paragraph contains unsupported and unrelated performance claims. Please revise the disclosure. See comment 8 above.

The Company respectfully refers the Staff to its response to Comment 8 above.

55.
In the last sentence of the last paragraph in the “Due Diligence” caption, disclose how the “other outside advisers” will be paid for additional due diligence.  Does this service require a Section 15 contract?  Will the Fund’s investment adviser bear this expense, without reimbursement from the Fund?  Please revise the disclosure accordingly.

The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that any such adviser would not be engaged to provide investment advice, but rather to perform specific services relating to the location and investigation of prospective investments.

56.
This section illustrates the calculation of the incentive fees.  We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fees actually paid for the period.

The Company advises the Staff on a supplemental basis that it will provide appropriate disclosure, consistent with Exchange Act requirements and industry practice, regarding fees paid to its investment adviser in the financial statements and accompanying MD&A disclosure included in its periodic reports filed under the Exchange Act.

Mr. Kevin C. Rupert
June 28, 2010

57.
Vastardis Fund Services, LLC will provide administrative services to the Fund and its investment adviser, Full Circle Advisors.  Please disclose specifically the costs and the services that will be provided to Full Circle Advisors and Full Circle Service Company by Vastardis Fund Services, LLC that the Fund will pay for directly or indirectly.  Are these services burdened by the overhead of either Full Circle Advisors and/or Full Circle Service Company?  Please explain and clarify the disclosure accordingly.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

58.           Please explain the reference to “goodwill” on the balance sheet.

The Company advises the Staff on a supplemental basis that it does not expect to have a line item for “goodwill” included on its future balance sheets.

59.
Built-in gain tax is payable at the time the built-in gains are recognized (which generally will be the years in which the built-in gain assets are sold in a taxable transaction).  The payment of any such corporate-level tax on built-in gains will be a Fund expense that will be borne by all shareholders.  If material, please disclose the maximum built-in gain tax that would be payable if all built-in gain assets were sold (as of the date of the financial statements that are to be included in the registration statement).

The Company advises the Staff on a supplemental basis that it currently anticipates that the Legacy Portfolio will not have a material amount of built-in gains, on an aggregate basis,  at the time of the Full Circle Portfolio Acquisition.

60.
Under the caption “Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws” the Fund states that “a change from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter”.  Please explain why Section 13(a)(1) of the 1940 Act and the vote required thereunder may be different from the shareholder vote defined in Section 2(a)(42) of the 1940 Act.

The Company has revised the disclosure set forth in the sections of the Prospectus above-referenced disclosure in response to the Staff’s comment to reflect the applicable provisions of Section 58 under the 1940 Act.

Mr. Kevin C. Rupert
June 28, 2010

61.	The Fund’s financial statements must include the results of the Full Circle Portfolio Acquisition. How and when will that be accomplished?

The Company advises the Staff on a supplemental basis that its financial statements currently include an audited Schedule of Investments reflecting the Legacy Portfolio as of December 31, 2010, and an unaudited interim Schedule of Investments reflecting the Legacy Portfolio as of March 31, 2010.  Pursuant to discussions with the Staff’s Office of Chief Accountant prior to the initial filing of the Registration Statement, the Company was advised that, in view of the relative percentages of the portfolios of the Legacy Funds being acquired, it would not be required to include pro forma financial statements showing the effect of the completion of the Full Circle Portfolio Acquisition in the Prospectus.  To the extent the Full Circle Portfolio Acquisition occurs subsequent to June 30, 2010, the Company would expect to include financial statements reflecting the completion of the Full Circle Portfolio Acquisition and the Company’s initial public offering in its Quarterly Report on Form 10-Q for the period ended September 30, 2010.

General

62.	We note that the filing did not include a cover letter. Please include a cover letter in future filings.

The Company confirms that it will include a cover letter with any future amendments to the Registration Statement.

63.
We note that material portions of the filing are incomplete and that all exhibits and the financial statements are omitted.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

64.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company does not presently intend to submit an exemptive application or request for no-action relief in connection with the Registration Statement.

65.	Please state in your response letter whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

The Company advises the Staff on a supplemental basis that the Registration Statement and related terms of the Company’s proposed initial public offering have been submitted to FINRA for their review, which review remains ongoing.

*          *          *

Mr. Kevin C. Rupert
June 28, 2010

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John Stuart / Full Circle Capital Corporation
John Mahon / Sutherland Asbill & Brennan LLP